UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)*
X-RITE, INCORPORATED ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
983857103 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203-629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ⊠.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 1 of 5

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 13,258,889
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 13,258,889
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,889
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.7%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 2 of 5

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 13,258,889
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 13,258,889
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,258,889
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.7%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 3 of 5

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: 41,870
BENEFICIALLY OWNED	8	Shared Voting Power: 13,258,889
BY EACH REPORTING	9	Sole Dispositive Power: 41,870
PERSON WITH	10	Shared Dispositive Power: 13,258,889
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,300,759
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.75%
14	Type of Reporting Person: IA; CO

This Amendment No. 9, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, amended on April 4, 2008, amended on April 29, 2008, amended on May 8, 2008, amended on May 30, 2008, amended on August 21, 2008, amended on August 25, 2008, amended on October 28, 2008 and further amended on August 20, 2009, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 6 is incorporated herein by reference.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated in Item 6 is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

(a)           Each Reporting Person is deemed to beneficially own 13,258,889 Shares, which represents 16.7% of the outstanding Shares (calculated pursuant to Exchange Act Rule 13d-3(d)(1)).  This ownership consists of 11,807,544 outstanding Shares and a warrant (the “Sagard Warrant”) to purchase an additional 1,451,345.20 Shares at an initial exercise price of $0.01 per share, subject to anti-dilution adjustments (the “Sagard Warrant Shares”).  Manager beneficially owns an additional 41,870 Shares granted to Mr. Friedberg under the Issuer’s 2008 Omnibus Long Term Incentive Plan, which are held for the benefit of Manager.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

(b)	Sole power to vote or direct the vote:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	41,870

	Shared power to vote or direct the vote:

	Sagard Capital Partners, L.P.	13,258,889

	Sagard Capital Partners GP, Inc.	13,258,889

	Sagard Capital Partners Management Corporation	13,258,889

	Sole power to dispose or to direct the disposition:

	Sagard Capital Partners, L.P.	0

	Sagard Capital Partners GP, Inc.	0

	Sagard Capital Partners Management Corporation	41,870

	Shared power to dispose or direct the disposition:

	Sagard Capital Partners, L.P.	13,258,889

	Sagard Capital Partners GP, Inc.	13,258,889

	Sagard Capital Partners Management Corporation	13,258,889

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons except as set forth in Item 5(a).

(c)           Except as disclosed in this Amendment No. 9, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

On October 28, 2009, at a special meeting of the Issuer’s shareholders, the Issuer’s shareholders approved the issuance of the Sagard Warrant Shares upon exercise of the Sagard Warrant (the “Shareholder Approval”).  As a result of obtaining the Shareholder Approval, the Sagard Warrant is now fully exercisable at Sagard’s option at any time for 1,451,345.20 Shares at an initial exercise price of $0.01 per share (subject to anti-dilution adjustments).  In addition, as a result of the Shareholder Approval, Sagard will no longer be entitled to receive the Participation Amount (as defined in the Certificate of Designation) with respect to the Series A Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2009	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President